Exhibit 99.21

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Maverix Metals Inc. (“Maverix” or the “Company”)

510 Burrard Street, Suite 575

Vancouver, BC V6C 3A8

Item 2	Date of Material Change

November 9, 2022

Item 3	News Release

A news release announcing the material change referred to in this report was filed on SEDAR and disseminated on November 10, 2022 via Newswire.

Item 4	Summary of Material Change

On November 10, 2022, the Company announced that it had entered into a definitive agreement (the “Agreement”) with Triple Flag Precious Metals Corp. (“Triple Flag”), pursuant to which Triple Flag will acquire all of the issued and outstanding common shares of Maverix pursuant to a Plan of Arrangement (the “Transaction”).

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On November 10, 2022, the Company announced that it had entered into the Agreement with Triple Flag, under which Triple Flag has agreed to acquire all of the issued and outstanding common shares of Maverix pursuant to a Plan of Arrangement.

Pursuant to the Transaction, Maverix shareholders may elect to receive either US$3.92 in cash or 0.360 of a Triple Flag share per Maverix share held, representing share consideration of US$3.92 per Maverix share based on the closing price of Triple Flag shares on November 9, 2022 of US$10.89 (the “Purchase Price”). The shareholder election will be subject to pro-ration such that the cash consideration will not exceed 15% of the total consideration and the share consideration will not exceed 85% of the total consideration. Maverix shareholders who do not elect to receive either Triple Flag shares or cash will be deemed to elect default consideration of 0.360 Triple Flag shares per Maverix share.

The exchange ratio implies a premium of 10% based on the closing share prices of Triple Flag and Maverix on the New York Stock Exchange (“NYSE”) on November 9, 2022, and a premium of 22% based on the 10-day volume-weighted average share prices of Triple Flag and Maverix on the NYSE as of November 9, 2022. The Purchase Price implies a total equity value for Maverix of US$606 million on a fully diluted basis.

Upon completion of the Transaction, existing Triple Flag and Maverix shareholders would own approximately 77% and 23% of the combined company, respectively, on a fully diluted basis. Triple Flag shareholder Elliott Investment Management L.P. and Maverix shareholders Newmont Corporation, Pan American Silver Corp. and Kinross Gold Corporation are all supportive of the combination, reflecting their belief in the value and potential of the combined company.

The combined company will continue as Triple Flag Precious Metals Corp., headquartered in Toronto, Ontario, and will be led by Shaun Usmar as CEO. Following the completion of the Transaction, it is expected that Geoff Burns, founder and Chair of Maverix, and another nominee of Maverix will join the Triple Flag board of directors. The combined company will continue to pay an annualized dividend of US$0.20 per Triple Flag share, resulting in an effective dividend increase of over 40% for Maverix shareholders pro forma, based on the exchange ratio.

Transaction Conditions and Timing

Under the terms of the Agreement, the Transaction will be carried out by way of a court-approved Plan of Arrangement under the Canada Business Corporations Act, and will require the approval of at least (i) 66 2/3% of the votes cast by the shareholders of Maverix at a special meeting and (ii) minority shareholder approval in accordance with Multilateral Instrument 61-101.

Newmont Corporation and Pan American Silver Corp., together with all of the officers and directors of Maverix, collectively control approximately 57% of the common shares of Maverix on a fully diluted basis and have entered into voting and support agreements pursuant to which they have agreed to vote their shares in favor of the Transaction.

As the Triple Flag shares to be issued to the shareholders of Maverix in the Transaction will exceed 25% of the issued and outstanding common shares of Triple Flag, Triple Flag shareholder approval of the Transaction is required under Section 611(c) of the rules of the TSX. Triple Flag is relying on the exemption in Section 604(d) of the rules of the TSX, whereby instead of holding a shareholder meeting, Triple Flag has obtained the written consent for the Transaction of shareholders of Triple Flag holding greater than 50% of the issued and outstanding common shares of Triple Flag.

Entities controlled by Elliott Investment Management L.P., which control approximately 83% of the issued and outstanding common shares of Triple Flag, have entered into voting and support agreements pursuant to which they have provided written consent to the Transaction, and have agreed, if required, to vote their shares in favor of the Transaction at a Triple Flag shareholder meeting. Each of the officers and directors of Triple Flag have also entered into voting and support agreements, pursuant to which they have agreed to vote their shares in favor of the Transaction in the event of a Triple Flag shareholder meeting.

Completion of the Transaction is also subject to regulatory and court approvals and other customary closing conditions. The Agreement includes customary provisions, including non-solicitation by Maverix of alternative transactions, a right of Triple Flag to match superior proposals and an approximately $24 million termination fee, payable under certain circumstances.

Complete details of the Transaction will be included in a management information circular to be delivered to Maverix shareholders in the coming weeks. Subject to receiving requisite court approval, the special meeting of shareholders of Maverix is expected to be held in early January 2023 and the Transaction is also expected to close in January 2023. In connection with and subject to closing the Transaction, it is expected that the common shares of Maverix will be delisted from the TSX and the NYSE American and that Maverix will cease to be a reporting issuer under Canadian and U.S. securities laws.

Board of Directors’ Recommendations

The Board of Directors of Triple Flag and the Board of Directors of Maverix have unanimously approved the Transaction and the Board of Directors of Maverix recommend that Maverix shareholders vote in favor of the Transaction.

Raymond James Ltd. and CIBC have each provided a fairness opinion dated November 9, 2022, to the Board of Directors and a strategic committee of Maverix stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by the shareholders of Maverix under the Transaction is fair, from a financial point of view, to shareholders of Maverix.

Advisors and Counsel

Raymond James is acting as financial advisor to Maverix and Blake, Cassels & Graydon LLP and Davis Graham & Stubbs LLP are acting as Canadian and U.S. legal counsel, respectively to Maverix.

National Bank Financial is acting as financial advisor to Triple Flag and Torys LLP is acting as legal counsel to Triple Flag.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about this report and the material change disclosed herein:

C. Warren Beil, General Counsel

Telephone: (604) 449-9295

Item 9	Date of Report

November 17, 2022

Cautionary Note Regarding Forward-Looking Information and Statements

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this material change report includes: expected timing and completion of the proposed Transaction; the expected delisting of the common shares of Maverix from certain stock exchanges; the reporting issuer status of Maverix; achieving and satisfying the shareholder and other approvals necessary to complete the proposed Transaction; the strengths, characteristics and expected benefits and synergies of the proposed Transaction; and the Company’s assessments of, and expectations for, future periods. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this material change report regarding the Transaction and the anticipated benefits therefrom, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent the Company’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this material change report is based on the Company’s opinions, estimates and assumptions in light of their experience and perception of historical trends, current conditions and expected future developments, their assumptions regarding the Transaction (including, but not limited to, their ability to close the Transaction on the terms contemplated, and to derive the anticipated benefits therefrom), as well as other factors that they currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this material change report is also based upon a number of assumptions, including the Company’s ability to obtain the required shareholder, court and regulatory approvals in a timely matter, if at all; their ability to satisfy the terms and conditions precedent of the Agreement in order to consummate the proposed Transaction; the ongoing operation of the properties in which they hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of the Company’s business strategies, that operations, or ramp-up where applicable, at properties in which they hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, failure to receive the required shareholder, court, regulatory and other approvals necessary to effect the proposed Transaction; the potential for a third party to make a superior proposal to the proposed Transaction; and those set forth under the caption “Risk Factors” in the Company’s annual information forms and in their most recent management’s discussion and analysis. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although the Company has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to them or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this material change report represents the Company’s expectations as of the date of this material change report and is subject to change after such date. Maverix disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this material change report is expressly qualified by the foregoing cautionary statements.

U.S. Securities Law Disclaimer:

None of the securities anticipated to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Transaction are anticipated to be issued in reliance upon available exemptions from registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Technical and Third-Party Information:

Maverix does not own, develop or mine the underlying properties on which they hold stream or royalty interests. As a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. As a result, Maverix is dependent on the owners or operators of the properties and their qualified persons to provide information to Maverix and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds stream, royalty or other similar interests. Maverix generally has limited or no ability to independently verify such information. Although Maverix does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Analyst Consensus Forecasts:

This material change report contains information summarizing consolidated analyst consensus forecasts, sourced from Capital IQ (wwww.capitaliq.com) as at November 9, 2022. The Capital IQ data is based on analyst estimates from Bank of America Securities, BMO Capital Markets, Canaccord Genuity, CIBC Capital Markets, Cantor Fitzgerald, Credit Suisse, National Bank Financial, PI Financial, Raymond James, RBC Capital Markets, Scotiabank, Stifel Canada, and TD Securities.

This information is intended to provide an “order of magnitude” indication for comparison purposes only, and is not intended to be, and should not be treated as, a forecast, estimate or guidance being made, adopted, confirmed or endorsed by the combined company or Maverix.